EXHIBIT INDEX

Number                                                           Page

99        Capital City Bank Group, Inc. Press Release, dated      1
          November 10, 1994



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                  CAPITAL CITY BANK GROUP, INC.


For Immediate Release
November 10, 1994
                                   Contact:
                                   Don Ruggiero
                                   Marketing Director
                                   (904) 841-1333


TALLAHASSEE, FL - Capital City Bank Group, Inc., a $763 million bank holding company headquartered in Tallahassee, has announced the election of Cader B. Cox, III, a Camilla, GA, businessman, and John K. Humphress, a Tallahassee Certified Public Accountant, to its board of directors.

Cox is president of Riverview Plantation, Inc., a private hunting reserve in Camilla, GA, and is a past president of the Southeastern Gamebird and Hunting Resort Association. In addition, he is secretary-treasurer of Plantation Precooler, Inc., a fresh vegetable processing plant serving major south Georgia farming operations, and is a partner in the Camilla Retirement Center. His other business interests include Cypress Pond Development Company, a real estate development group in Albany, GA, and Pineland East, a south Florida agricultural operation growing tropical fruits.

Humphress, a partner in the accounting firm of Krause, Humphress, Pace and Wadsworth, is a director of First National Bank, and treasurer of the board of trustees of Tallahassee Memorial Regional Medical Center. He serves as a director of the Ronald McDonald House in Tallahassee and is past chairman of the board of trustees of Trinity United Methodist Church, and past president of the Exchange Club of Tallahassee.

Capital City Bank Group, Inc., has 31 offices in north and north-central Florida. The company engages in commercial and retail banking and provides mortgage, trust, deposits, lending and other financial services to its communities.